UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*


                4Kids Entertainment, Inc.
- ---------------------------------------------------------------
                   (Name of Issuer)

                   Common Stock, $.01 Par Value
- ---------------------------------------------------------------
                   (Title of Class of Securities)

                                350865-10-1
- ---------------------------------------------------------------
                                                           (CUSIP Number)

                                                      Arnold N. Bressler, Esq.
One Pennsylvania Plaza, 49th Floor, New York, NY 10119-0165
   -- (212) 594-5300
- ---------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

                             June 2, 1996
- ---------------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 350865-10-1                                     PAGE 1

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ALFRED R. KAHN                         ###-##-####
- ----------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    [ ]
                                                              [ ]
- ----------------------------------------------------------------
3        SEC USE ONLY

- ----------------------------------------------------------------
4        SOURCE OF FUNDS*

                  PF, OO
- ----------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                                                              [ ]
- ----------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
- ----------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

                  -0-
- ----------------------------------------------------------------
8        SHARED VOTING POWER

                  -0-
- ----------------------------------------------------------------
9        SOLE DISPOSITIVE POWER

            950,000
- ----------------------------------------------------------------
10       SHARED DISPOSITIVE POWER

                  -0-
- ----------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            950,000
- ----------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                               [ ]
- ----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.8%
- ----------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
- ----------------------------------------------------------------

                                                                     PAGE 2
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  TIGER ELECTRONICS INC.
- ----------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     [ ]
                                                               [ ]
- ----------------------------------------------------------------
3        SEC USE ONLY

- ----------------------------------------------------------------
4        SOURCE OF FUNDS*

                  WC
- ----------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                                                               [ ]
- ----------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  ILLINOIS
- ----------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

                  -0-
- ----------------------------------------------------------------
8        SHARED VOTING POWER

                  350,000
- ----------------------------------------------------------------
9        SOLE DISPOSITIVE POWER

              -0-
- ----------------------------------------------------------------
10       SHARED DISPOSITIVE POWER

                  350,000
- ----------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  350,000
- ----------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                               [ ]
- ----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.9%
- ----------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  CO
- ----------------------------------------------------------------

                                                                    PAGE 3
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  RANDY O. RISSMAN
- ----------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     [ ]
                                                               [ ]
- ----------------------------------------------------------------
3        SEC USE ONLY

- ----------------------------------------------------------------
4        SOURCE OF FUNDS*

                  NOT APPLICABLE
- ----------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                                                               [ ]
- ----------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
- ----------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

                  1,000,000
- ----------------------------------------------------------------
8        SHARED VOTING POWER

                  350,000
- ----------------------------------------------------------------
9        SOLE DISPOSITIVE POWER

              300,000
- ----------------------------------------------------------------
10       SHARED DISPOSITIVE POWER

                  350,000
- ----------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,600,000
- ----------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                               [ ]
- ----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  41.6%
- ----------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
- ----------------------------------------------------------------

                  The initial Schedule 13D (the "Schedule 13D") of (i) Alfred R. Kahn, (ii) Tiger Electronics Inc. and (iii) Owen Randall Rissman relating to the common stock, par value $.01 per share, issued by 4Kids Entertainment, Inc. is hereby amended and restated by this Amendment No. 13 as follows:

Item 1.           Security and Issuer.

                  This Amendment relates to shares of the Common Stock, $.01 par value per share, of 4Kids Entertainment, Inc., a New York corporation (the "Company"). The address of the principal executive office of the Company is 1414 Avenue of the Americas, New York, New York 10019. This Amendment also constitutes Amendment No. 13 to Schedule 13D filed by Alfred R. Kahn on March 21, 1988.

Item 2.           Identity and Background

                  I.       (a)      Alfred R. Kahn.

                           (b) Mr. Kahn's business address is 1414 Avenue of the
Americas, New York, New York 10019

                           (c)      Mr. Kahn is Chairman of the Company.

                           (d-e)  During the last five  years,  Mr. Kahn has not
been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

                           (f)      Mr. Kahn is a citizen of the United States.

                      II.  (a)     Tiger   Electronics   Inc.,   an   Illinois
corporation ("Tiger").

                           (b) The address of Tiger's principal business and its
principal office is 980 Woodlands Parkway, Vernon Hills, Illinois 60061.

                           (c)  During the last five  years,  Tiger has not been
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

  III.            (a)      Mr. Owen Randall Rissman ("Mr. Randy Rissman").

                           (b)  Mr.  Randy  Rissman's  business  address  is 980
Woodlands Parkway, Vernon Hills, Illinois 60061.

                                 Page 5 of    pages

                           (c) Mr. Randy Rissman is the controlling  shareholder
of Tiger and is a director, President and Treasurer of Tiger.

                           (d-e) During the last five years,  Mr. Randy  Rissman
has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

                           (f) Mr.  Randy  Rissman  is a citizen  of the  United
States.

                           On March 11,  1991 (the  "Closing  Date"),  Alfred R.
Kahn and Owen Randall Rissman ("Mr. Randy Rissman") became Directors of the Company. On March 12, 1991, Mr. Kahn became Chairman of the Board, Chief Executive Officer and Treasurer of the Company.

Item 3.           Source and Amount of Funds or Other Consideration.

                  On the Closing Date, pursuant to an Agreement dated as of February 22, 1991 (the "Stock Purchase Agreement"), Tiger purchased 234,250 shares of the Company from Stanley A. Weston, the former Chairman of the Board and Treasurer of the Company, and Mr. Kahn purchased 103,250 shares of the Company from Mr. Weston. The purchase price was $2.9629629 per share or an aggregate of $1 million. Tiger used funds from its working capital to finance the purchase. Mr. Kahn borrowed $305,926 from Tiger to finance his purchase. Mr. Kahn's indebtedness is evidenced by a Collateral Promissory Note. The Stock Purchase Agreement was attached as Exhibit 1 to Schedule 13D dated February 22, 1991.

                  On March 20,  1991 Mr.  Kahn  purchased  28,250  shares of the
Company's Common Stock, for $59,798, using his own personal funds. Tiger purchased 28,250 shares of the Company's Common Stock, for $59,798, using funds from its working capital.

                  On July 16, 1992, Mr.Kahn exercised options to acquire 100,000 shares of the Company's Common Stock at an exercise price of $4.25 per share for an aggregate purchase price of $425,000. Mr. Kahn borrowed $425,000 from Tiger to finance the exercise of his options. Mr. Kahn's indebtedness to Tiger was evidenced by two Collateral Promissory Notes. The first note, in the amount of $242,000, provided for repayment by the transfer by Mr. Kahn to Tiger of 50,000 of the Company's shares. This transfer has been made and such Note is no longer outstanding. The second Note, in the amount of $183,000, bears interest at 1% over prime and is to be repaid on July 16, 1997. Tiger raised funds from its working capital to advance the required funds.

                  As of January 1, 1994, the outstanding principal balance of the first loan in the amount of $305,926 was $136,277, which is due on March 11, 1996 and bears interest at the rate of 8% per annum payable annually. The original principal amount of the second loan was $183,000 and has been repaid in full. Mr. Kahn has agreed that he will use 40% of his annual

                                 Page 6 of pages
performance bonuses, if any, toward the repayment of his indebtedness to Tiger.

                  On April 4, 1994, Alfred R. Kahn and Tiger each purchased 37,500 shares of the Company's Common Stock for $222,656.25. Mr. Kahn borrowed such amount from Tiger to finance his purchase (the "New Loan"). The New Loan is evidenced by a collateral promissory note which bears interest at 1% over prime per annum payable annually and will be due on April 4, 1999. Tiger used funds form its working capital for its purchase. As previously disclosed, Mr. Kahn also borrowed from Tiger in connection with two purchases of a total of 153,250 shares (the "Old Loan"). As of April 4, 1994, the outstanding principal balance of the Old Loan was $136,277. The Old Loan is due on March 11, 1996 and bears interest at the rate of 8% per annum payable annually. Mr. Kahn has agreed that he will use 40% of his annual performance bonuses, if any, toward the repayment of the Old Loan to Tiger. Mr. Kahn has agreed to extend such agreement to the New Loan as well.

Item 4.           Purpose of Transaction

                  The purpose of the purchase of the shares by Tiger and Mr. Kahn from Mr. Weston was to acquire a greater equity interest in the Company and, thereby, to acquire control of the Company. On the Closing Date, the former Board of Directors resigned and the sole directors of the Company became Mr. Kahn, Mr. Randy Rissman and Mr. Gerald Rissman.

                  On March 12, 1991, the Company entered into an Employment Agreement with Mr. Kahn pursuant to which Mr. Kahn became the Chairman and Chief Executive Officer of the Company.

                  The purpose of subsequent purchases by Tiger and Mr. Kahn was to give them a greater equity interest in the Company.

Item 5.           Interest in Securities of the Issuer.

                  (a)-(b) Mr. Kahn is the beneficial owner of 950,000 shares of the Company's Common Stock. This represents 26.8% of the Company's issued and outstanding shares. On June 2, 1996, an option to purchase 100,000 shares of the Company's Common Stock previously granted to Mr. Kahn expired unexercised. As a result of such expiration, Mr. Kahn's beneficial ownership of the Company's Common Stock is comprised of (i) currently exercisable options to acquire
600,000 shares, over which Mr. Kahn would have sole dispositive power if exercised and (ii) 350,000 shares, over which he has sole dispositive power.

                  Tiger is the beneficial owner of 350,000 shares of the Company's Common Stock. This represents 11.9% of the Company's issued and outstanding shares. Tiger's beneficial ownership of the Company's Common Stock is comprised of 350,000 shares, over which it has shared voting and dispositive power.

                  Mr. Randy Rissman is the beneficial owner of 1,600,000 shares of the Company's Common Stock. This represents 41.6% of the Company's issued and outstanding shares. Mr. Randy Rissman's beneficial ownership of the Company's Common Stock is comprised of (i) Mr. Kahn's currently exercisable

                                 Page 7 of pages
options to acquire 600,000 shares, over which Mr. Randy Rissman would have the sole power to vote if exercised by Mr. Kahn pursuant to an irrevocable Proxy dated as of March 11, 1991 (the "Irrevocable Proxy"), (ii) 350,000 shares owned by Tiger, which Mr. Randy Rissman, as President and controlling shareholder of Tiger, has the right to direct the voting and disposition of, (iii) 350,000 shares owned by Mr. Kahn which Mr. Randy Rissman has the sole power to vote pursuant to the Irrevocable Proxy and (iv) currently exercisable options to acquire 300,000 shares, over which Mr. Randy Rissman would have sole voting and dispositive power if exercised.

Item 6.       Contracts Arrangements, Understandings or
                   Relationships  with  Respect  to  Securities  of  the Issuer.

                  Under an Agreement, dated as of the Closing Date, Tiger, Mr. Randy Rissman and Mr. Kahn have agreed that neither Tiger nor any of its affiliates, including Mr. Randy Rissman, nor Mr. Kahn shall directly or indirectly acquire any other shares of the Company without the consent of Mr. Kahn or Tiger, as the case may be. In the event Tiger desires to sell any of its shares, it shall first provide Mr. Kahn an opportunity to purchase the shares subject to such offer on the same terms and conditions. In the event Mr. Kahn desires to sell any of his shares, he must provide Tiger the right to sell a proportional number of shares on the same terms and conditions. In the event Mr. Kahn shall terminate his employment with the Company, Tiger shall have the right to buy all of Mr. Kahn's shares at the lower of $2.96 or market value prior to such termination, unless Mr. Kahn shall concurrently sell his shares as set forth above. In the event Mr. Randy Rissman shall die, Mr. Kahn shall purchase the shares owned by Tiger and in the event Mr. Kahn shall die, Tiger shall purchase the shares owned by Mr. Kahn. The purchase price in such event would be the higher of $2.96 or the market value prior to the date of death.

                           Mr. Kahn and Tiger entered into a Confirmation and
Modification Agreement as of July 16, 1992 (the "Modification Agreement") which provides that the 50,000 shares acquired by each of them on July 16, 1992, are subject to the agreement between them dated March 11, 1991, except that wherever the original agreement set forth a purchase price of $2.96, such price shall be deemed to be $4.84 with respect to the 100,000 additional shares. Mr. Kahn also agreed that, commencing with bonuses awarded after August 31, 1992, he will use 40% of his annual performance bonuses, if any, toward the payment of interest and principal on his indebtedness to Tiger.

                  Mr. Kahn and Tiger entered into a Second Confirmation and Modification Agreement as of April 4, 1994 which provides that the 37,500 shares acquired by each of them (the "1994 Shares"), as described in Amendment No. 10 to Schedule 13D dated April 4, 1994, are subject to the agreement between them dated March 11, 1991, except that wherever the original agreement or the Confirmation Agreement sets forth a purchase price such price is not applicable to the 1994 Shares. The purchase price of the 1994 Shares is $5.9375 per share. Mr. Kahn also confirmed his agreement to use 40% of his annual performance bonuses, if any, towards the payment of interest and principal on his indebtedness to Tiger.


                                 Page 8 of    pages

                  Mr. Kahn and Tiger also entered into a letter agreement dated November 11, 1994 ("the 1994 Letter Agreement"), which provides that the entire indebtedness of Mr. Kahn to Tiger as evidenced by the New Loan and the Old Loan is adequately secured by the shares of the Company already held as collateral by Tiger (the "Old Shares") and that Tiger is not requiring Mr. Kahn to deliver his 1994 Shares to Tiger until and unless Tiger determines that the Old Shares no longer adequately secure Mr. Kahn's total indebtedness to Tiger.

                  None of Tiger, Mr. Kahn, Mr. Randy Rissman and the other executive officers and directors of Tiger have any contracts, arrangements, understandings, or relationships with respect to securities of the Company, other than as set forth herein or in Schedule 13D dated February 22, 1991, Amendment No. 1 thereto dated March 12, 1991, Amendment No. 7 thereto dated July 16, 1992 and Amendment No. 10 thereto dated April 4, 1994.

Item 7.           Materials to be Filed as Exhibits



                  Exhibit 1                   Stock Purchase Agreement, dated as of February
                                              22, 1991, incorporated by reference to the
                                              Schedule 13D dated February 22, 1991 (the
                                              "Schedule 13D").

                  Exhibit 2                   Letter Agreement between Tiger, Owen Randall
                                              Rissman and Alfred R. Kahn dated as of February
                                              22, 1991, incorporated by reference to the
                                              Schedule 13D.

                  Exhibit 3              *    Collateral Promissory Note issued by Alfred R.
                                              Kahn to Tiger, dated as of March 11, 1991.

                  Exhibit 4              *    Employment  Agreement  between the  Company  and  Alfred R. Kahn, dated as of March 12, 1991.

                  Exhibit 5              *    Irrevocable Proxy executed by Alfred R. Kahn to
                                              Tiger, dated as of March 11, 1991.

                  Exhibit 6              *    Agreement between Tiger and Alfred R. Kahn, dated
                                              as of March 11, 1991.

                  Exhibit 7                   Settlement Agreement dated as of January 9, 1991
                                              between International Consumer Technologies
                                              Corporation and certain others, incorporated by
                                              reference to the Company's Current Report on Form
                                              8-K dated January 9, 1991.

                  Exhibit 7              **   Collateral Promissory Note in the amount of
                                              $242,000 issued by Alfred R. Kahn to Tiger, dated
                                              as of July 16, 1992.

                  Exhibit 8              **   Collateral Promissory Note in the amount of
                                              $183,000 issued by Alfred R. Kahn to Tiger, dated
                                              as of July 16, 1992.


                                 Page 9 of    pages




                  Exhibit 9              **   Confirmation and Modification Agreement between
                                              Tiger and Alfred R. Kahn, dated as of July 16,
                                              1992.

                  Exhibit 10             +    Collateral Promissory Note in the amount of
                                              $222,656.25 issued by Alfred R. Kahn to Tiger,
                                              dated as of April 4, 1994.

                  Exhibit 11             +    Second Modification and Confirmation Agreement
                                              between Tiger and Alfred R. Kahn, dated as of
                                              April 4, 1994.

                  Exhibit 13             +    Letter Agreement between Tiger and Alfred R.
                                              Kahn, dated as of November 11, 1994.

- ----------------


*                 Incorporated by reference to Amendment No. 1 to Schedule 13D.

**                Incorporated by reference to Amendment No. 7 to Schedule 13D.

+                 Incorporated by reference to Amendment No. 11 to Schedule 13D.




                                Page 10 of     pages

                                   SIGNATURES

                  After reasonable inquiry, and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                                 /s/ Alfred R. Kahn
                                                     Alfred R. Kahn



                                                /s/ Randy O. Rissman
                                                    Randy O. Rissman


                                              TIGER ELECTRONICS INC.



                                              By /s/ Randy O. Rissman
                                                     Randy O. Rissman
                                                        President


Dated: July 9, 1996

                                Page 11 of     pages